Exhibit 99.1

Triple Flag Announces Record Q2 2023 Results and Dividend Increase

TORONTO--(BUSINESS WIRE)--August 8, 2023--Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announced its results for the second quarter of 2023 and declared an increased dividend of US$0.0525 per common share to be paid on September 15, 2023. All amounts are expressed in US dollars unless otherwise indicated.

“I am pleased to announce another quarter of record results for Triple Flag, in which we achieved record GEOs, revenue, adjusted EBITDA, and operating cash flow. The solid performance of our portfolio has provided the basis for us to increase our annualized dividend by 5%, the second consecutive increase since we listed in 2021.” commented Shaun Usmar, CEO. “Looking forward, our deal pipeline remains consistently active with actionable opportunities, and we are especially encouraged by an increasing cadence of new discoveries, reserve replacement and expansion at multiple assets across the portfolio such as Northparkes and Beta Hunt, and a number of important catalysts and operational milestones achieved within our portfolio as detailed below.”

Q2 2023 Financial Highlights

	Q2 2023	Q2 2022
Revenue	$52.6 million	$36.5 million
Gold Equivalent Ounces (“GEOs”)[1]	26,616	19,507
Operating Cash Flow[3]	$40.9 million	$29.9 million
Net Earnings	$16.0 million ($0.08/share)	$10.9 million ($0.07/share)
Adjusted Net Earnings[2]	$17.7 million ($0.09/share)	$14.9 million ($0.10/share)
Adjusted EBITDA[4]	$41.6 million	$28.1 million
Asset Margin[5]	91%	90%

GEOs Sold by Commodity, Revenue by Commodity, and Financial Highlights Summary Table

	Three Months Ended June 30
($ thousands except GEOs, Asset Margin and per share numbers)	2023	2022
GEOs[1]
Gold	17,134	11,446
Silver	8,215	6,717
Other	1,267	1,344
Total	26,616	19,507
Revenue
Gold	33,856	21,412
Silver	16,232	12,564
Other	2,503	2,514
Total	52,591	36,490
Net Earnings	16,034	10,922
Net Earnings per Share	0.08	0.07
Adjusted Net Earnings[2]	17,660	14,854
Adjusted Net Earnings per Share[2]	0.09	0.10
Operating Cash Flow[3]	40,875	29,940
Operating Cash Flow per Share	0.20	0.19
Adjusted EBITDA[4]	41,630	28,144
Asset Margin[5]	91%	90%

Corporate Updates

  2023 Guidance: Our guidance for 2023 was introduced on February 21, 2023 and remains unchanged.
  Dividend: Triple Flag’s Board of Directors declared a quarterly dividend of US$0.0525 per common share that will be paid on September 15, 2023, to the shareholders of record at the close of business on August 31, 2023. This increases the annualized dividend by 5% from US$0.20 per common share to US$0.21 per share and is Triple Flag’s second consecutive annual increase of the dividend since its May 2021 initial public offering.
  Maverix Integration: The integration of Maverix Metals is substantively complete, and we have delivered the identified synergies outlined in our previous disclosures. Our acquisition and integration of Maverix assets has added further scale, cash flow, diversification, and optionality.
  Agbaou Royalty Acquisition: In late June 2023, Triple Flag acquired a 2.5% net smelter return royalty on the producing Agbaou gold mine from Auramet Capital Partners, L.P. for consideration of $15.5 million, which included $13.5 million in cash and the remaining paid through an in-kind contribution of an asset held by Triple Flag. Agbaou is located in Côte d’Ivoire and is operated by Allied Gold Corp.
  Release of 2022 Sustainability Report: Early this July, we released our 2022 Sustainability Report entitled “Progress In Motion”, showcasing our contributions and commitment to helping evolve market-leading sustainability performance. Subsequent to the quarter end, Triple Flag received a rating of AA in the MSCI ESG Rating assessment, placing us amongst the leaders in the gold sector.
  Prieska Royalty and Stream: The closing conditions related to the royalty (0.8% GR royalty on copper, zinc, gold and silver) have been met and the transaction has now closed. Orion Minerals Ltd expects to complete an updated feasibility study later this year, after which Triple Flag has the right, but not the obligation, to provide $80 million for a separate gold and silver stream on Prieska. Triple Flag’s funding is complemented by investment from the Industrial Development Corporation of South Africa Limited (“IDC”) and Clover Alloys (SA), a privately owned South African mining group that has a track record in developing and operating chrome operations.
  Team: Subsequent to quarter end, David Lee joined Triple Flag as Vice President, Investor Relations. Prior to joining Triple Flag, David held the role of Director, Investor Relations at Barrick Gold Corporation and has held positions in equity research with National Bank Financial and Desjardins Capital Markets and in Forensic Advisory at KPMG LLP.

Q2 2023 Portfolio Updates

Australia:

  Northparkes (54% gold stream and 80% silver stream): Sales from Northparkes in Q2 2023 were 4,558 GEOs based on sales of 3,657 ounces of gold and 70,857 ounces of silver. Northparkes has now mobilized surface mining equipment for the commencement of open pit mining at E31, which hosts higher gold grades than the ore reserve average.
  Fosterville (2.0% net smelter return (“NSR”) gold royalty): Royalties from Fosterville in Q2 2023 equated to 1,697 GEOs. Fosterville produced 81,813 ounces of gold during the quarter. The Victorian EPA lifted the prohibition notice on Fosterville with respect to low-frequency noise that was imposed in late 2021, which restricted underground activities from midnight to 6 a.m. The Fosterville mine returned to full operating hours in June, with the additional resources focused on advancing delayed mine development and upgrading of the primary ventilation system.
  Beta Hunt (3.25% gross revenue (“GR”) gold royalty): Royalties from Beta Hunt in Q2 2023 equated to 1,443 GEOs. Karora Resources Inc. (“Karora”) announced record quarterly consolidated gold production of 40,823 ounces for Q2 2023 from its Beta Hunt and Higginsville mines in Western Australia. Over the course of 2023, Karora has had meaningful exploration results which indicate that the Fletcher Shear Zone is the third major gold system in the Hunt Block after the Western Flanks and A Zone.

Latin America:

  Cerro Lindo (65% silver stream): Sales from Cerro Lindo in Q2 2023 were 4,054 GEOs based on 337,096 ounces of silver sold. Nexa Resources S.A. (“Nexa”) expects to increase production in Q3 2023 due to renewed access to high-grade areas that were restricted in Q2 2023 after the rainfall-related shutdown in mid-March due to the effects of Cyclone Yaku, which impacted mine development for fifteen days before normal operations resumed. Nexa maintained 2023 guidance for Cerro Lindo, despite this interruption. During Q2 2023, Nexa remained focused on expanding orebodies within the stream area.
  Buriticá (100% silver stream): Sales from Buriticá in Q2 2023 were 1,430 GEOs based on 118,626 ounces of silver sold. Production expectations for Buriticá remain unaffected, despite a security incident earlier in the year, which tragically resulted in two fatalities.
  Camino Rojo (2.0% NSR gold royalty): Royalties from Camino Rojo in Q2 2023 equated to 532 GEOs. Orla Mining Ltd. reported that Camino Rojo remains on track to meet its 2023 guidance.
  Eastern Borosi (1.0% NSR gold and silver royalty): Calibre Mining Corp. announced high-grade drilling results within the Eastern Borosi District that includes 12.9 g/t Au over 8.5 meters Estimated True Width (“ETW”), including 23.30 g/t gold over 1.6 meters ETW and 35.50 g/t gold over 1.24 meters ETW in Hole BL-23-097.
  Polo Sur (2.0% NSR copper, molybdenum and gold royalty): Antofagasta plc (“Antofagasta”) progressed studies relating to the development of Polo Sur; the project is expected to be reviewed by Antofagasta’s Project Committee in 2023.

North America:

  Young-Davidson (1.5% NSR gold royalty): Royalties from Young-Davidson in Q2 2023 equated to 700 GEOs. Young-Davidson produced 45,200 ounces of gold in Q2 2023. With production totaling 90,200 ounces through the first half of the year, and higher grades and throughput rates expected to drive stronger production in the second half of the year, Young-Davidson remains on track to achieve full year production guidance of 185,000 – 200,000 ounces of gold.
  Gunnison (3.5% to 16.5% copper stream): Subsequent to quarter end, Excelsior Copper Corp. announced that it has entered into an option agreement with Nuton LLC, a Rio Tinto venture, to further evaluate the use of its Nuton™ copper heap leaching technologies at Excelsior’s Johnson Camp mine. Under the agreement, Excelsior remains the operator and Nuton funds Excelsior’s costs associated with a two-stage work program at Johnson Camp. Johnson Camp is within the Triple Flag stream area and represents additional upside to our underwritten investment case. Excelsior remains committed to the in-situ leach project at Gunnison, and is pursuing Johnson Camp with Nuton™ technologies in parallel.
  Nevada Copper (97.5% gold and silver stream): Nevada Copper Corp. provided a positive operational update at Pumpkin Hollow during Q2 2023, with development mining progressing ahead of schedule, a significant surface ore stockpile formed that is ready for the commencement of milling operations, and positive infrastructure-proximal drill results.
  Hope Bay (1.0% NSR gold royalty): Agnico Eagle Mines Limited (“Agnico”) had a total of nine exploration drill rigs operating at the Doris and Madrid deposits and regionally during Q2 2023. Agnico’s objective is to grow the mineral resources at both deposits to support future project studies and potentially resume mining at Hope Bay. The drilling has resulted in good grades and thickness at Doris and significant extensions to the Patch-7 Zone.
  Moss (100% silver stream): Sales from Moss in Q2 2023 were 1,494 GEOs based on 768 ounces of gold and 61,646 ounces of silver sold under the stream and related agreements. Elevation Gold Mining Corporation reported strong mineralization intercepts near the Reynolds Pit, extending a significant mineralized zone to the east, following an intersection of 225.6 meters of nearly continuous gold mineralization with an average grade of 0.56 g/t gold. These results fall within an area that is fully permitted for mining.

Rest of World:

  RBPlat (70% gold stream): Sales from RBPlat in Q2 2023 were 1,601 GEOs based on 1,600 ounces of gold sold. Subsequent to quarter end, Impala Platinum Limited (“Implats”) secured control of Royal Bakofeng Platinum (“RBPlat”), thereby concluding a prolonged competitive process. Implats is one of the world’s largest integrated PGM producers and brings a strong balance sheet as well as a track record of excellent operational performance and productivity at neighboring mines. RBPlat’s assets are contiguous and complementary to Implats’ operations, securing a significant Western Limb production base. We are encouraged by the outlook for this asset, particularly as the Styldrift mine ramps up to nameplate hoisting capacity of 230kt per month.
  ATO (25% gold stream and 50% silver stream): Sales from the ATO stream and related interests in Q2 2023 were 2,843 GEOs based on 2,678 ounces of gold and 14,609 ounces of silver sold. Subsequent to quarter end, Steppe Gold Ltd. signed a binding term sheet for $150 million dollars to fully fund the Phase 2 expansion at ATO. Triple Flag’s gold and silver stream directly benefits from this investment that extends the ATO life of mine by a further 12 years to 2036, without the need for additional investment from Triple Flag.

Conference Call Details

Triple Flag has scheduled an investor conference call at 11:00 a.m. ET (8:00 a.m. PT) on Wednesday, August 9, 2023, to discuss the results reported in today’s earnings announcement. The live webcast can be accessed by visiting the Events and Presentations page on the Company’s website at: www.tripleflagpm.com. An archived version of the webcast will be available on the website for two weeks following the webcast.

Live Webcast:	https://events.q4inc.com/attendee/816200992
Dial-In Details:	Toll-Free (U.S. & Canada): +1 (888) 330-2384 International: +1 (647) 800-3739 Conference ID: 4548984
Replay (Until August 23):	Toll-Free (U.S. & Canada): +1 (800) 770-2030 International: +1 (647) 362-9199 Conference ID: 4548984

About Triple Flag

Triple Flag is a pure play, gold-focused, emerging senior streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 229 assets, including 15 streams and 214 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 29 producing mines and 200 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release include, but are not limited to, statements with respect to the Company’s preliminary sales and revenue information for the second quarter of 2023, the release of its financial results for the second quarter of 2023, the conduct of the conference call to discuss said results, identified synergies from the integration of Maverix Metals Inc., the payment of a dividend, developments in respect of the Company’s portfolio of royalties and streams and those developments at certain of the mines, projects or properties that underlie the Company’s interests. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions considering our experience and perception of historical trends, current conditions and expected future developments, our assumptions regarding the acquisition of Maverix Metals Inc. (including our ability to derive the anticipated benefits therefrom), as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies, that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our most recently filed annual information form which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information:

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty, or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

Endnotes

Endnote 1: Gold Equivalent Ounces (“GEOs”)

GEOs are a non-IFRS measure that is based on stream and royalty interests and calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles GEOs to revenue, the most directly comparable IFRS measure:

		2023
($ thousands, except average gold price and GEOs information)	Three months ended June 30	Three months ended March 31	Six months ended June 30
Revenue	52,591	50,269
Average gold price per ounce	1,976	1,890
GEOs	26,616	26,599	53,215

		2022
($ thousands, except average gold price and GEOs information)	Three months ended June 30	Three months ended March 31	Six months ended June 30
Revenue	36,490	37,755
Average gold price per ounce	1,871	1,877
GEOs	19,507	20,113	39,620

Endnote 2: Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per Share

Adjusted net earnings (loss) is a non‑IFRS financial measure, which excludes the following from net earnings (loss):

  impairment charges
  gain/loss on sale or disposition of assets/mineral interests foreign currency translation gains/losses
  increase/decrease in fair value of financial assets
  non‑recurring charges; and
  impact of income taxes on these items

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings (loss) is a useful measure of our performance because impairment charges, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of financial assets and non-recurring charges do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded to reconcile the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings (loss) enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings (loss) is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Adjusted Net Earnings

	Three months ended June 30		Six months ended June 30
($ thousands, except share and per share information)	2023	2022	2023	2022
Net earnings	16,034	10,922	32,568	26,811
Loss (gain) on disposition of mineral interests	1,000	-	1,000	(2,099)
Foreign currency translation (gains) losses	(6)	100	(52)	153
(Increase) decrease in fair value of financial assets	954	3,834	(2,699)	4,492
Income tax effect	(322)	(2)	358	969
Adjusted net earnings	17,660	14,854	31,175	30,326
Weighted average shares outstanding – basic	202,041,353	156,013,933	196,938,120	156,020,615
Net earnings per share	0.08	0.07	0.17	0.17
Adjusted net earnings per share	0.09	0.10	0.16	0.19

Endnote 3: Free Cash Flow

Free cash flow is a non-IFRS measure that deducts acquisition of other assets (excluding acquisition of financial assets or mineral interests) from operating cash flow. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or operating cash flow as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles free cash flow to operating cash flow, the most directly comparable IFRS measure:

	Three months ended June 30		Six months ended June 30
($ thousands)	2023	2022	2023	2022
Operating cash flow	40,875	29,940	79,744	56,299
Acquisition of other assets	-	-	-	-
Free cash flow	40,875	29,940	79,744	56,299

Endnote 4: Adjusted EBITDA

Adjusted EBITDA is a non‑IFRS financial measure, which excludes the following from net earnings:

  income tax expense
  finance costs, net
  depletion and amortization
  impairment charges
  gain/loss on sale or disposition of assets/mineral interests foreign currency translation gains/losses
  increase/decrease in fair value of assets/investments;
  non-cash cost of sales related to prepaid gold interests; and
  non‑recurring charges

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs, net and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of financial assets, non-cash cost of sales related to prepaid gold interests and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Adjusted EBITDA

	Three months ended June 30		Six months ended June 30
($ thousands)	2023	2022	2023	2022
Net earnings	16,034	10,922	32,568	26,811
Finance costs, net	1,269	442	2,578	979
Income tax expense	1,626	1,269	2,992	3,412
Depletion and amortization	15,832	11,577	31,852	24,853
Loss (gain) on disposition of mineral interests	1,000	-	1,000	(2,099)
Foreign currency translation (gain) loss	(6)	100	(52)	153
(Increase) decrease in fair value of financial assets	954	3,834	(2,699)	4,492
Non-cash cost of sales related to prepaid gold interests	4,921	-	10,481	-
Adjusted EBITDA	41,630	28,144	78,720	58,601

Endnote 5: Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and use asset margin to evaluate our performance in increasing revenue and containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS measure:

	Three months ended June 30		Six months ended June 30
($ thousands except Gross profit margin and Asset margin)	2023	2022	2023	2022
Revenue	52,591	36,490	102,860	74,245
Cost of sales	25,644	15,208	53,040	31,419
Gross profit	26,947	21,282	49,820	42,826
Gross profit margin	51%	58%	48%	58%
Gross profit	26,947	21,282	49,820	42,826
Add: Depletion	15,740	11,485	31,668	24,664
Add: Non-cash cost of sales related to prepaid gold interests	4,921	-	10,481	-
	47,608	32,767	91,969	67,490
Revenue	52,591	36,490	102,860	74,245
Asset margin	91%	90%	89%	91%

Contacts

Investor Relations:
David Lee
Vice President, Investor Relations
Tel: +1 (416) 304-9770
Email: ir@tripleflagpm.com

Media:
Gordon Poole, Camarco
Tel: +44 (0) 7730 567 938
Email: tripleflag@camarco.co.uk